ANGLOGOLDASHANTI

NYSE | JSE | GSE

Q2 2025 EARNINGS RESULTS

01 AUGUST 2025

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES



Geita, Tanzania



INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for Q2 2025, which is available on its website.

Website: www.anglogoldashanti.com

Q2 2025 | SUSTAINING STRONG MOMENTUM



CONTINUED PRODUCTION DELIVERY, DISCIPLINED COST CONTROL AND FREE CASH FLOW GROWTH DRIVE STRONG Q2 PERFORMANCE

Sukari, Egypt

SAFETY | OUR HIGHEST PRIORITY



We continuously strive to remove harm and injury from our operations.

Tropicana, Australia

Total Recordable Injury Frequency Rate*
Injuries per million hours worked

-82%

ICMM 2024 member companies avg. 2.29

0.80

TRIFR

2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Q1 2025 Q2 2025

TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*







Q2 2025 HIGHLIGHTS | ROBUST FINANCIAL PERFORMANCE

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

OPERATIONAL DELIVERY

Improved fundamentals supporting the performance

804,000oz

▲ **21% Gold production**
(Q2 2024: 663,000oz)

Sukari	▲ 129koz
Geita	▲ 23koz
Obuasi	▲ 17koz
Siguiri	▲ 5koz
Cuiaba	▲ 4koz

COST MANAGEMENT

TCC* for managed operations increased 6% y-o-y

$1,226/oz**

▲ **Group total cash costs***
(Q2 2024: $1,137/oz)

y-o-y increase	▲ 8%
Aggregate inflation	c.5%

CASH FLOW AND EARNINGS

Earnings, cash flow increase ahead of gold price

$535m
▲ **149% Free cash flow***
(Q2 2024: $215m)

$639m
▲ **151% Headline earnings*****
(Q2 2024: $255m)

$1.44bn
▲ **111% Adj. EBITDA***
(Q2 2024: $684m)

$669m
▲ **164% Basic earnings**
(Q2 2024: $253m)

BALANCE SHEET AND CAPITAL ALLOCATION

Robust balance sheet underpinned by strong liquidity

c.$3.40bn
Strong liquidity

$92m
▼ **(92%) Adjusted Net Debt***
(Q2 2024: $1,148m)

$0.80/sh
Dividends declared
c.$406m Q2 2025

0.02x
▼ **Adj. Net Debt* / Adj. EBITDA***
(Q2 2024: 0.62x)

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.*
***Total cash costs* $1,241/oz for managed operations and $1,081/oz for non-managed joint ventures in Q2 2025; $1,171/oz for managed operations and $899/oz for non-managed joint ventures in Q2 2024.*
****The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*



REFLECTING STRONG CONFIDENCE AND CASH FLOW GENERATION

$406m ($0.80/sh)
Dividend Declared
Includes minimum + top-up for 50% of first six months of free cash flow*

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.





GROUP PERFORMANCE | Q2 2025 AT A GLANCE

OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS

United States of America
Arthur Gold Project(a)
North Bullfrog Project
Mother Lode
Sterling(b)
Colombia
Quebradona
La Colosa
Guinea
Siguiri (85%)
Ghana
Obuasi
Iduapriem
DRC
Kibali (45%) (c)
Egypt
Sukari (50%)
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Serra Grande
Argentina
Cerro Vanguardia (92.5%)
Australia
Tropicana (70%)
Sunrise Dam
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Other Assets
Exploration

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Sterling includes the Crown Block deposits
(c) Operated by Barrick Mining Corporation (Barrick)

TIER 1

Longer life | Lower cost | Scale | Growth potential

Assets

Geita, Obuasi, Kibali, Sukari, Cuiabá, Tropicana

Projects

Nevada, Quebradona

Production	TCC*	AISC*
546koz	$1,009/oz	$1,406/oz

TIER 2

Reliable cash generators | Shorter life | FP focus | Opportunities to improve cost competitiveness

Assets

Sunrise Dam
Siguiri
Iduapriem
Cerro Vanguardia

Production	TCC*	AISC*
242koz	$1,609/oz	$1,970/oz

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.*

ORGANIC OPPORTUNITIES | STRONG RUNWAY FOR GROWTH



UNLOCKING LATENT POTENTIAL BY LEVERAGING A PROVEN OPERATING MODEL



Obuasi Ramp-up
tracking guidance

- **Gold production up 31%** y-o-y to 71koz in Q2 2025
- Tracking around **midpoint of guidance** 250koz – 300koz for 2025

Full Asset Potential
narrowing the cost gap

- FP programme has driven **strong cost performance**, offsetting inflationary impacts
- Real total cash costs and **AISC 1% – 2%** higher since Q2 2021
- FP Refresh Phase has commenced across assets

Brownfield Growth
and extension life of mine

- Targeting **low risk, high return** growth and life extension opportunities across assets
- Work underway to deliver **production growth** at Cuiabá, Iduapriem, Siguiri and Geita
- Advancing brownfield exploration initiatives at Geita and Sukari for **mine life extensions**

Advancing Nevada
in a world class jurisdiction

- Proposed acquisition of Augusta Gold **consolidates** our position in the district
- Arthur **pre-feasibility study** progressing

Estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

NEVADA | STRATEGIC CONSOLIDATION OF THE BEATTY DISTRICT

REINFORCING VALUE IN ONE OF NORTH AMERICA'S MOST PROLIFIC GOLD DISTRICTS

- **District Synergy:** Consolidates position in Nevada's top gold district with adjacent, complementary assets
- **Asset Quality:** Adds permitted Reward deposit with feasibility-level study completed
- **Cohesive Development Plan:** Enables AngloGold Ashanti to maximize value from the Beatty District by leveraging synergies and optimizing the development sequence
- **Value Accretive:** c.$111m deal offers disciplined, accretive entry with upside from integration and scale
- **Infrastructure & Team Readiness:** Builds on existing footprint with improved flexibility, and cohesive engagement with all stakeholders
- **District-Scale Platform:** Establishes AngloGold Ashanti as Beatty's leading developer with multiple Tier 1 prospects



N
North Bullfrog
Arthur Gold Project (Silicon & Merlin)
Bullfrog Project
Secret Pass
Mother Lode
SNA
Daisy
Beatty District
Sterling & Crown
Reward Project
Proj. area with Resources
Proj. area with Reserves
Historic Producing Mine
AGA Claims
Acquired Claims
0 3 6 12 Kilometers



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

$535m

▲ **149%** from Q2 2024

Free Cash Flow*

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.





GOLD CONTINUED TO OUTPACE MOST MAJOR ASSET CLASSES, FULLY UNHEDGED

▶ Pricing │ Average Gold Price Received* ($/oz)



Q2 2024	2,330
Q2 2025	3,287

▶ Pricing │ Average oil Price ($/bbl)



Q2 2024	85 / 81
Q2 2025	67 / 64



Brent Crude $bbl Oil Price WTI

▶ Inflation and Exchange Rates

	2025		2024	
	Local CPI[1]	Local FX: US$[2]	Local CPI[1]	Local FX: US$[2]
USA	▼ 2.7%		3.0%	
Ghana	▼ 13.7%	▼ (18.2%)	22.8%	(13.0%)
Argentina	▼ 39.4%	▲ (67.6%)	271.5%	(243.0%)
Australia	▼ 2.4%	▲ (1.3%)	3.8%	(2.6%)
Tanzania	▲ 3.3%	▲ (3.9%)	3.1%	(8.1%)
Guinea	▼ 3.7%	▼ (1.0%)	8.1%	0.6%
Egypt	▼ 14.9%	▲ (37.1%)	27.5%	(40.7%)
Brazil	▲ 5.4%	▼ (14.5%)	4.2%	3.1%
Colombia	▼ 4.8%	▼ (5.5%)	7.2%	13.1%
▶ **Average inflation**	**4.6%**		**5.9%**	

Information sourced from Bloomberg and not always up to current reporting date
[1] *Percentage change in respective index (CPI – Consumer Price Index)*
[2] *Percentage variance of annual FX rate (FX – Foreign Exchange)*

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.



GROUP OPERATING RESULTS | Q2 2025

ANOTHER STRONG PERFORMANCE FROM MANAGED OPERATIONS

Salient Features	Q2 2025	Q2 2024	y-o-y Δ
Gold production - Group (koz)	**804**	663	21%
Gold production - Managed operations (koz)	**729**	581	25%
Total cash costs* - Group ($/oz)	**1,226**	1,137	8%
Total cash costs* - Managed operations ($/oz)	**1,241**	1,171	6%
AISC* - Group ($/oz)	**1,666**	1,560	7%
AISC* - Managed operations ($/oz)	**1,694**	1,626	4%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated.
Total cash costs $1,241/oz for managed operations and $1,081/oz for non-managed joint ventures in Q2 2025; $1,171/oz for managed operations and $899/oz for non-managed joint ventures in Q2 2024.*
AISC $1,694/oz for managed operations and $1,367/oz for non-managed joint ventures in Q2 2025; $1,626/oz for managed operations and $1,085/oz for non-managed joint ventures in Q2 2024.*
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.*

GROUP FINANCIAL RESULTS | Q2 2025



SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Salient Features	Q2 2025	Q2 2024	y-o-y Δ
Average gold price received* ($/oz)	3,287	2,330	41%
Adjusted EBITDA* ($m)	1,443	684	111%
Basic earnings ($m)	669	253	164%
Headline earnings** ($m)	639	255	151%
Capital expenditure - Group ($m)	381	286	33%
Net cash flow from operating activities ($m)	1,018	420	142%
Free cash flow* ($m)	535	215	149%
Adjusted net debt* ($m)	92	1,148	(92%)

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.
**The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

BUSINESS COST PERFORMANCE



Total Cash Costs* - Q2 2025 vs Q2 2024 ($/oz)

AISC* - Q2 2025 vs Q2 2024 ($/oz)

Market driven / Controllable

Q2 2024	1,137	
Inflation	52	
Royalty	60	
Fuel price	3	
Exchange	(29)	
Flex Cost	1,223	**+8%**
Normalised	1,223	
Non-managed	18	
Managed	(15)	
Q2 2025	1,226	**0%**



AISC*
- Q2 2024: 1,560 (SIB + other: 423, Total cash costs: 1,137)
- Q2 2025: 1,666 (SIB + other: 440, Total cash costs: 1,226)
- +106 (+7%)

Legend: SIB + other | Total cash costs*

Total cash costs* $1,241/oz for managed operations and $1,081/oz for non-managed joint ventures in Q2 2025; $1,171/oz for managed operations and $899/oz for non-managed joint ventures in Q2 2024.
AISC* $1,694/oz for managed operations and $1,367/oz for non-managed joint ventures in Q2 2025; $1,626/oz for managed operations and $1,085/oz for non-managed joint ventures in Q2 2024.
*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.

STRONG FREE CASH FLOW GENERATION



HIGHER GOLD PRICE REFLECTS IN BOTTOM LINE

▶ **Free cash flow* – Q2 2025 vs Q2 2024** ($m)

Waterfall chart:
- Q2, 2024: 215
- Price: 701
- Sales Volume: 353
- Cash receipts from Kibali**: (32)
- Ops Cost: (215)
- Working capital: (86)
- Taxes: (151)
- Capital: (100)
- Divs pd to non-controlling shareholders: (150)
- Q2, 2025: 535

▶ **Free cash flow* margin* trend – Q1 2024 to Q2 2025** (%)

Line chart with y-axis from 0 to 35, x-axis Q1 2024, Q2 2024, Q3 2024, Q4 2024, Q1 2025, Q2 2025.

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.
**Includes dividends received and loan repayments.

BALANCE SHEET | ROBUST LIQUIDITY



STRONG LIQUIDITY | LONG-DATED MATURITIES | LOW AND IMPROVING LEVERAGE



Positioned for long-term growth and value creation

▶ **Adjusted Net Debt** to Adjusted EBITDA** ratio**

Year	Ratio
2023	0,89x
2024	0,21x
Q2 2025	0,02x

0,02x 0,22x 0,42x 0,62x 0,82x 1,02x

▶ **Liquidity at 30 June 2025** ($bn)



2.0	1.4	3.4

■ Cash and Cash equivalents ■ RCF's*

*US$1.4bn multi-currency RCF includes a capped facility of AU$500m ($/A$0.65798) and includes the Africa RCFs
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.
***The $1.4bn 2022 multi-currency RCF will mature in June 2029. During the last year prior to its scheduled maturity, the maximum amount that can be outstanding is $1.134bn.

▶ **Debt maturity schedule as at 30 June 2025** ($m)

2025	65
2028	290 / 271*** / 750
2029	1,134***
2030	700
2040	300

■ RCF Drawn ☐ RCF Undrawn ■ Bonds



GUIDANCE | 2025 – 2026



GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

Refer to Appendix F for full guidance breakdown.



**DISCIPLINED IN DELIVERY, DISTINCT IN STRATEGY
AND AN ATTRACTIVE ENTRY POINT**

Cerro Vanguardia, Argentina





CONCLUSION | DELIVERING ON OUR COMMITMENTS

CONSISTENT
DELIVERY
COMPELLING
VALUATION
Geita, Tanzania

Superior, Predictable Operating Performance

Best-in-Class Safety Practices
Ranked Top 3 safety performance among ICMM members 2024 — clear focus on safe, stable operations across portfolio

Tier One Production Growth
Production growth led by high-margin, Tier 1 assets with long lives and strong pipeline optionality

Leading Cost Performance
Cash costs and AISC c.1%-2% higher in real terms since 2021 vs. peer average c.15%

Active Portfolio Management

Streamlining Portfolio
Divested non-core assets and projects: sold Gramalote and Doropo & ABC; Serra Grande sale pending completion; sold equity stake in G2; curtailed CdS

Value Accretive Growth
Added high-margin, long-life assets aligned to our cost, margin and growth objectives: Centamin, Corvus and Coeur Sterling, proposed acquisition of Augusta Gold

Enhancing Capital Returns

Robust Balance Sheet
Adj.net debt** -92% YoY to $92m; $3.4bn liquidity ensures flexibility through the cycle, no near-term maturities

Enhanced Capital Returns
$1.2bn returned to shareholders since 2021; Q2 2025 dividend $406m (base + H1 true up) strong dividend payout underpins total return strategy

Increased Index Visibility
Inclusion into Russell 1000®, 3000® & Midcap® Indexes creates broader appeal across U.S. institutional investors

Compelling Valuation*
Trades on attractive free cash flow and dividend yields; at EV/EBITDA discount versus North American peers

*Visible Alpha – 31 July 2025
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q2 2025 for definitions and reconciliations.











CONCLUSION | RE-RATING GAINING MOMENTUM

Free Cash Flow Yield*

14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
Avg. 8.6%
Peer 5
AGA
Peer 4
Peer 2
Peer 3
Peer 1

Dividend Yield*

5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
Avg. 2.5%
Peer 4
AGA
Peer 3
Peer 2
Peer 1
Peer 5

Inferred all-in cost *($/oz)*

2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
-
Avg. $1,804
Peer 3
Peer 2
AGA
Peer 4
Peer 5
Peer 1

EV/EBITDA*

10,0x
9,0x
8,0x
7,0x
6,0x
5,0x
4,0x
3,0x
2,0x
1,0x
0,0x
Avg. 5.7x
Peer 1
Peer 2
AGA
Peer 5
Peer 4
Peer 3

**Visible Alpha data – 31 July 2025*

***Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont; "inferred all-in cost" based on peer group published FY2025 midpoint guidance inferred all-in cost calculated based on all-in sustaining costs plus (growth capital/ounces). "Inferred all-in-cost" is an illustrative like-for-like metric to compare the peer group, before working capital changes, finance expenses, taxes and other items.*



www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199

amaxey@aga.gold

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080

yrchowthee@aga.gold

INVESTOR RELATIONS
General e-mail enquiries

investors@anglogoldashanti.com



APPENDIX A | ALL-IN SUSTAINING COSTS

Q2 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	184	201	101	119	86	-	691	107	798	114	165	114	115	508	32	32	17	107	1,248	1,355
By-product revenue	(1)	-	(1)	(1)	(6)	-	(9)	(1)	(10)	(1)	-	-	(28)	(29)	-	-	-	(1)	(38)	(39)
Amortisation of tangible, intangible and right of use assets	(43)	(102)	(22)	(23)	(26)	-	(216)	(26)	(242)	(15)	(18)	(29)	(21)	(83)	(3)	(3)	(1)	(26)	(303)	(329)
Adjusted for decommissioning and inventory amortisation	-	-	-	-	-	-	-	-	-	-	-	-	2	2	-	-	-	-	2	2
Corporate administration, marketing and related expenses	-	-	-	-	-	1	1	-	1	-	-	-	-	-	-	-	33	-	34	34
Lease payment sustaining	6	1	-	6	6	-	19	1	20	4	1	1	-	6	2	2	1	1	28	29
Sustaining exploration and study costs	3	-	-	-	1	-	4	-	4	-	3	-	1	4	-	-	-	-	8	8
Total sustaining capital expenditure	64	37	41	8	27	-	177	11	188	17	20	20	16	73	12	12	-	11	262	273
All-in sustaining costs (4)	212	137	119	108	89	1	666	93	759	120	171	106	85	482	44	44	49	93	1,241	1,334
Gold sold - oz (000)	141	137	62	65	67	-	472	69	541	59	88	50	47	244	16	16	-	69	732	801
All-in sustaining costs per ounce - $/oz (1)	1,503	996	1,918	1,666	1,327	-	1,412	1,367	1,406	2,010	1,928	2,136	1,823	1,970	2,766	2,766	-	1,367	1,694	1,666

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



Q2 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	184	201	101	119	86	691	107	798	114	165	114	115	508	32	32	17	107	1,248	1,355
- By-product revenue	(1)	-	(1)	(1)	(6)	(9)	(1)	(10)	(1)	-	-	(28)	(29)	-	-	-	(1)	(38)	(39)
- Inventory change	(4)	(9)	15	-	1	3	5	8	2	(4)	(2)	3	(1)	-	-	-	5	2	7
- Amortisation of tangible assets	(37)	(102)	(22)	(17)	(21)	(199)	(25)	(224)	(12)	(17)	(28)	(21)	(78)	(2)	(2)	-	(25)	(279)	(304)
- Amortisation of right of use assets	(6)	-	-	(6)	(5)	(17)	(1)	(18)	(3)	(1)	(1)	-	(5)	(1)	(1)	(1)	(1)	(24)	(25)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(4)	(2)	(1)	(1)	8	-	(6)	(6)	-	(1)	(1)	(3)	(5)	2	2	-	(6)	(3)	(9)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	-	-	(1)	(1)
Total cash costs (4)	132	88	92	94	64	470	80	550	100	142	82	66	390	31	31	14	80	905	985
Gold produced - oz (000)	138	129	71	65	68	471	75	546	61	85	49	47	242	16	16	-	75	729	804
Total cash costs per ounce - $/oz (1)	955	681	1,299	1,442	943	998	1,081	1,009	1,644	1,663	1,663	1,409	1,609	1,930	1,930	-	1,081	1,241	1,226

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



SIX MONTHS ENDED JUNE 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	350	370	202	241	171	-	1,334	213	1,547	216	300	201	226	943	68	68	27	213	2,372	2,585
By-product revenue	(2)	(1)	(1)	(2)	(9)	-	(15)	(1)	(16)	(1)	-	-	(58)	(59)	-	-	-	(1)	(74)	(75)
Amortisation of tangible, intangible and right of use assets	(81)	(169)	(42)	(47)	(48)	-	(387)	(47)	(434)	(29)	(33)	(56)	(37)	(155)	(14)	(14)	(2)	(47)	(558)	(605)
Adjusted for decommissioning and inventory amortisation	(1)	-	-	-	-	-	(1)	-	(1)	-	-	-	-	-	-	-	-	-	(1)	(1)
Corporate administration, marketing and related expenses	-	-	-	-	-	1	1	-	1	-	-	-	-	-	-	-	60	-	61	61
Lease payment sustaining	11	1	-	10	12	1	35	2	37	8	3	2	-	13	4	4	1	2	53	55
Sustaining exploration and study costs	5	-	-	-	1	-	6	-	6	-	4	2	1	7	-	-	-	-	13	13
Total sustaining capital expenditure	119	69	78	14	52	2	334	24	358	30	31	39	31	131	20	20	-	24	485	509
All-in sustaining costs (4)	401	270	237	216	179	4	1,307	192	1,499	225	304	188	162	879	79	79	86	192	2,351	2,543
Gold sold - oz (000)	265	253	122	141	125	-	906	135	1,041	119	166	90	96	471	26	26	-	135	1,403	1,538
All-in sustaining costs per ounce - $/oz (1)	1,512	1,068	1,945	1,527	1,427	-	1,441	1,414	1,438	1,889	1,837	2,099	1,697	1,872	3,019	3,019	-	1,414	1,676	1,654

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.

[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.

[3] Total including equity-accounted non-managed joint ventures.

[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.

Rounding of figures may result in computational discrepancies.



APPENDIX B | TOTAL CASH COSTS

SIX MONTHS ENDED JUNE 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	350	370	202	241	171	1,334	213	1,547	216	300	201	226	943	68	68	27	213	2,372	2,585
- By-product revenue	(2)	(1)	(1)	(2)	(9)	(15)	(1)	(16)	(1)	-	-	(58)	(59)	-	-	-	(1)	(74)	(75)
- Inventory change	(13)	(13)	5	(1)	1	(21)	4	(17)	4	(2)	1	(1)	2	-	-	-	4	(19)	(15)
- Amortisation of tangible assets	(69)	(168)	(42)	(36)	(38)	(353)	(46)	(399)	(22)	(31)	(53)	(37)	(143)	(12)	(12)	(2)	(46)	(510)	(556)
- Amortisation of right of use assets	(12)	(1)	-	(11)	(10)	(34)	(1)	(35)	(7)	(2)	(3)	-	(12)	(2)	(2)	-	(1)	(48)	(49)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(4)	(2)	(3)	-	1	(8)	(5)	(13)	-	(2)	(4)	(6)	(12)	2	2	(1)	(5)	(19)	(24)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	-	-	(1)	(1)
Total cash costs [4]	250	185	161	191	116	903	165	1,068	190	263	142	123	718	56	56	24	165	1,701	1,866
Gold produced - oz (000)	254	246	125	139	126	890	138	1,028	122	165	89	94	470	26	26	-	138	1,386	1,524
Total cash costs per ounce - $/oz [1]	985	750	1,293	1,376	922	1,015	1,193	1,039	1,561	1,595	1,586	1,305	1,527	2,144	2,144	-	1,193	1,228	1,224

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



APPENDIX C | ADJUSTED EBITDA

ADJUSTED EBITDA *US Dollar million, except as otherwise noted*	Quarter ended Jun 2025 Unaudited	Quarter ended Jun 2024 Unaudited	Six months ended Jun 2025 Unaudited	Six months ended Jun 2024 Unaudited
Adjusted EBITDA [(1)]				
Profit before taxation	**1, 046**	413	**1, 775**	580
Add back:				
Finance costs and unwinding of obligations	**44**	44	**85**	84
Finance income	**(39)**	(42)	**(71)**	(89)
Amortisation of tangible, right of use and intangible assets	**303**	180	**558**	329
Other amortisation	**(1)**	(1)	**2**	3
Associates and joint ventures share of amortisation, interest, taxation and other	**92**	62	**169**	122
EBITDA	**1, 445**	656	**2,518**	1,029
Adjustments:				
Foreign exchange and fair value adjustments	**6**	15	**45**	42
Care and maintenance costs	**11**	12	**11**	45
Retrenchment and related costs	**10**	-	**14**	-
Reversal of impairment (impairment) impairment, (derecognition of assets) and profit (loss) on disposal	**(29)**	1	**(25)**	1
Joint ventures share of costs	**-**	-	**-**	1
Adjusted EBITDA	**1 ,443**	684	**2 ,563**	1 ,118

[(1)] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

APPENDIX D | ADJUSTED NET DEBT



ADJUSTED NET DEBT[1]

US Dollar million, except as otherwise noted

	As at Jun 2025 Unaudited	As at Jun 2024 Unaudited	As at Dec 2024 Unaudited
Borrowings - non-current portion	2,017	1,934	1,901
Borrowings - current portion	86	201	83
Lease liabilities - non-current portion	128	87	65
Lease liabilities - current portion	66	77	76
Total borrowings	2,297	2,299	2,125
Less cash and cash equivalents, net of bank overdraft	(1,986)	(983)	(1,397)
Net debt	311	1,316	728
Adjustments:			
IFRS16 lease adjustments	(180)	(145)	(126)
Unamortised portion of borrowing costs	18	27	26
Cash restricted for use	(57)	(50)	(61)
Adjusted net debt	92	1,148	567
Adjusted net debt to Adjusted EBITDA ratio	0.02 :1	0.62 :1	0.21 :1
Total borrowings to profit before taxation	0.80 :1	4.05 :1	1.27 :1

[1]*Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.*
Rounding of figures may result in computational discrepancies.



FREE CASH FLOW

US Dollar million, except as otherwise noted	Quarter ended Jun 2025 Unaudited	Quarter ended Jun 2024 Unaudited	Six months ended Jun 2025 Unaudited	Six months ended Jun 2024 Unaudited
Net cash flow from operating activities [1][2]	1,018	420	1,743	672
Repayment of loans advanced to joint ventures	17	45	77	90
Dividends paid to non-controlling interests	(150)	—	(229)	—
Operating cash flow	885	465	1,591	762
Capital expenditure on tangible and intangible assets	(350)	(250)	(653)	(490)
Free cash flow	535	215	938	272

[1] Includes landholder duties of $37m paid in May 2025.

[2] Includes working capital movements as per table below.

(Increase) decrease in inventories	19	(24)	19	33
(Increase) decrease in trade receivables	(145)	(97)	(186)	(119)
(Decrease) increase in trade payables	(14)	67	(141)	(74)
Movement in working capital	(140)	(54)	(308)	(160)

Rounding of figures may result in computational discrepancies.



APPENDIX F | FREE CASH FLOW MARGIN

FREE CASH FLOW MARGIN *US Dollar million, except as otherwise noted*	**Quarter ended Jun 2025 Unaudited**	Quarter ended Jun 2024 Unaudited	**Six months ended Jun 2025 Unaudited**	Six months ended Jun 2024 Unaudited
Free cash flow (refer Appendix E)	**535**	215	**938**	272
Dividends paid to non-controlling interests	**150**	-	**229**	-
Free cash flow before dividends paid to non-controlling interests	**685**	215	**1,167**	272
Gold income	**2,407**	1, 353	**4,334**	2,491
Free cash flow margin	**28%**	16%	**27%**	11%



APPENDIX F | GUIDANCE 2025 – 2026

GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
	Managed operations	2,590 – 2,885	
	Non-managed operations	310 – 340	
	Africa	1,935 – 2,160	
	Australia	500 – 550	
	Americas	465 – 515	
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Managed operations	1,600 – 1,725	
	Non-managed operations	1,160 – 1,260	
	Africa	1,530	
	Australia	1,700	
	Americas	1,700	
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
	Managed operations	1,130 – 1,230	
	Non-managed operations	970 – 1,050	
	Africa	1,090	
	Australia	1,425	
	Americas	1,225	
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Managed operations	1,505 – 1,635	
	Non-managed operations	115 – 135	
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Managed operations	1,035 – 1,125	
	Non-managed operations	50 – 60	
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**
	Managed operations	470 - 510	
	Non-managed operations	65 – 75	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl.

Cost and capital forecast ranges for 2025 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Cost and capital forecast ranges for 2026 are expressed in “real” terms. “Real” cash flows are adjusted for “inflation” in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.